Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

EnerSys

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended March 31, 2011:

	Fiscal year ended March 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)

Earnings:
Income before provision for income taxes	$151,444	$87,255	$119,100	$86,195	$63,102
Plus: fixed charges	32,679	32,573	37,544	39,140	38,638

Total	184,123	119,828	156,644	125,335	101,740

Fixed charges:
Interest expense	$23,330	$23,587	$27,795	$29,746	$29,613
Interest within rental expense	9,349	8,986	9,749	9,394	9,025

Total	32,679	32,573	37,544	39,140	38,638

Ratio of earnings to fixed charges	5.63	3.68	4.17	3.20	2.63

NOTE: These ratios include EnerSys and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from operations before income taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, including non-cash interest accreted on Convertible Notes of $5,917 and $5,439, respectively, in fiscal 2011 and fiscal 2010, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing one-third of total operating lease rental expense, which is that portion deemed to be interest. Interest related to uncertain tax positions is included in the tax provision in the Company’s Consolidated Statements of Income and is excluded from the computation of fixed charges.